[Letterhead of Union Street Acquisition Corp.]

January 29, 2007

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Union Street Acquisition Corp.
Registration Statement on Form S-1
File No. 333-136530
Filed January 5, 2007

Dear Mr. Reynolds:

Union Street Acquisition Corp. (the “Registrant”) hereby requests acceleration of the effective date of the above referenced registration statement to 10:00 a.m. on January 31, 2007, or as soon as practicable thereafter.

The Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the above referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing of the above referenced registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness or the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 29, 2007

Please contact Kevin Lavin at (703-720-7011) or Amanda Newby (703-720-7032) at Arnold & Porter LLP if you have any questions regarding this matter.

Sincerely,

/s/ A. Clayton Perfall

A. Clayton Perfall

Chairman, CEO and President

cc:	Mr. Duc Dang — Securities and Exchange Commission
Mr. Mike Carney — Securities and Exchange Commission